EXHIBIT 2.1

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) dated as of March 7, 2016 by and among ARI NETWORK SERVICES, INC., a Wisconsin corporation (“Buyer”), BK Holdings, LLC (f/k/a Tire Company Solutions, LLC), a Tennessee limited liability company (“Company”), BARRY REESE, an individual resident of the State of Tennessee (“Reese”), and KENNY PRATT, an individual resident of the State of Utah (“Pratt”).  Capitalized terms used in this Amendment that are not defined herein shall have the meanings assigned to them in the Purchase Agreement (as defined, below).

WITNESSETH:

WHEREAS, Buyer, Company, Reese and Pratt entered into that certain Asset Purchase Agreement made and effective as of September 30, 2014 (the “Purchase Agreement”) whereby Buyer acquired substantially all of the assets of Company;

WHEREAS, the Purchase Agreement provides, among other things, that the Contingent Earn-Out Purchase Price, if any, will be paid pursuant to Section 3.5 of the Purchase Agreement; and

WHEREAS, the Parties have calculated and determined the First Contingent Earn-Out Payment, and the Parties desire to fix the determination of the Second Contingent Earn-Out Payment and the Third Contingent Earn-Out Payment, and have agreed, pursuant to Section 10.7 of the Purchase Agreement, to amend the Purchase Agreement according to the terms of this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.Sections 3.5(c)-(g).  Sections 3.5(e)-(f) of the Purchase Agreement are hereby deleted in their entirety, and Sections 3.5(c)-(d) and (g) of the Purchase Agreement are hereby amended and restated as follows:

“(c) Calculation of the Second Contingent Earn-Out Payment.  For purposes of this Agreement, the “Second Contingent Earn-Out Payment” means Two Hundred Eighty Thousand Dollars ($280,000).”

“(d) Calculation of the Third Contingent Earn-Out Payment.  For purposes of this Agreement, the “Third Contingent Earn-Out Payment” means Zero Dollars ($0.00).”

“(g) Buyer shall deliver to Company an amount equal to one fourth (1/4) of the Second Contingent Earn-Out Payment on or before December 31, 2016; and on or before each of the next three (3) successive three (3) month anniversaries after December 31, 2016, Buyer shall deliver to Company an amount equal to one fourth (1/4) of the Second

Continent Earn-Out Payment.  For the avoidance of doubt, and in accordance with the foregoing sentence, payment of the Second Contingent Earn-Out Payment shall be made by Buyer on or before the dates set forth below and in the amounts set forth below with respect to the applicable date:

December 31, 2016	$70,000
March 31, 2017	$70,000
June 30, 2017	$70,000
September 30, 2017	$70,000

Notwithstanding the foregoing, it is contemplated that Company may distribute substantially all of its assets following the Closing, in which case, upon written notice from Company to Buyer, Buyer shall make all payments owed to Company by Buyer directly to Reese and Pratt as directed by Company.  The payment of any Earn-Out Amount to the Members pursuant to this Section 3.5(g) shall be deemed hereunder to be the delivery of such Earn-Out Amount to Company as part of the Buyer’s payment obligations set forth in this Agreement; provided, however, that Company and the Members shall indemnify and hold Buyer harmless from and against any and all Claims relating to the delivery of any Earn-Out Amount to the Members as directed by Company hereunder.”

2.Earn-Out Date of Final Determination.  The term “Earn-Out Date of Final Determination” as set forth in Appendix A of the Purchase Agreement is hereby amended and restated as follows:

““Earn-Out Date of Final Determination” means the end of the applicable Earn-Out Period.”

3.Section 3.8.  Section 3.8 is hereby deleted from the Purchase Agreement in its entirety.

4.Section 6.12.  Section 6.12 is hereby deleted from the Purchase Agreement in its entirety.

5.Section 7.7. The first sentence of Section 7.7 is hereby amended and restated as follows:

“If Company or Members shall fail to pay any amounts that they are obligated to pay to Buyer under this Agreement, including any amounts that they are obligated to pay pursuant to the indemnification obligations set forth in this Article 7, then Buyer, subject to the limitations set forth in this Section 7.7, may, in addition to any other rights and remedies that may be available to it, upon prior written notice to Company, set-off all or any portion of such amounts against any amounts due and owing from Buyer to Company or any Member under this Agreement (including, but not limited to, pursuant to Section 3.2 and the Buyer Notes); provided, however, that Company shall have no right of set-off against any Earn-Out Payments due under Section 3.5 of this Agreement.”

6.Terms; Earn-Out Statements.  To the extent that any terms defined in the Purchase Agreement have been deleted and/or are no longer relevant to the Purchase Agreement as a result of this Amendment, including, without limitation, “Second Revenue Goal”, “Second Applicable Ratio”, “Third Revenue Goal” and “Third Applicable Ratio”, such terms are hereby deleted from the Purchase Agreement.  Notwithstanding any provision set forth in the Purchase Agreement to the contrary, the Parties acknowledge and agree that Buyer shall not be required to deliver an Earn-Out Statement to Company, Reese and/or Pratt with respect to either the Second Earn-Out Period or the Third Earn-Out Period, and that the Second Contingent Earn-Out Payment shall be payable to Company pursuant to the terms set forth in the Purchase Agreement, as amended by this Amendment, regardless of any act or omission of Company or of Reese or Pratt, including but not limited to the amendment, termination or renewal of the Reese Employment Agreement or the Pratt Employment Agreement; provided, however, that Buyer reserves all of Buyer’s rights under the Purchase Agreement and the Buyer Notes, including, without limitation, all of Buyer’s rights set forth in Article 7 and Section 7.7 (as amended by this Amendment) of the Purchase Agreement .

7.Effect of Amendment.  Except to the extent that the Purchase Agreement is modified by this Amendment, the remaining terms and conditions of the Purchase Agreement remain unmodified and in full force and effect.  In the event of conflict between the terms and conditions of the Purchase Agreement and the terms and conditions of this Amendment, the terms and conditions of this Amendment will prevail.

8.Entire Agreement.  The Purchase Agreement, together with this Amendment, and the exhibits and schedules attached thereto, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter.

9.Governing Law.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of Wisconsin, without giving effect to any choice of law rules or provisions (whether the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Wisconsin.

10.Counterparts; Electronic Signatures.  This Amendment may be executed by facsimile, portable document format (.pdf) or other electronic means (including signatures provided by the online electronic signature program EchoSign) in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the day, month and year first above written.

BUYER:

ARI NETWORK SERVICES, INC.

By: /s/ William Nurthen

William Nurthen,

Vice President, Chief Financial Officer and
Secretary

COMPANY:

BK HOLDINGS, LLC

By: /s/ Barry Reese

Barry Reese, Chief Manager

REESE:

/s/ Barry Reese

Barry Reese

PRATT:

/s/ Kenny Pratt

Kenny Pratt